Section  3.1  of  Article  III  of  the   Corporation's   Restated  Articles  of
Incorporation is amended to read in its entirety as follows:

"3.1 The total number of shares of stock which the corporation is authorized to issue is Twenty-Five Million (25,000,000), all of which shares will be Common Stock with One Dollar ($1.00) par value per share, as permitted by RCW 23B 10.020(4) in connection with the stock split effected in the form of a share dividend pursuant hereto. Each share of Common Stock issued and outstanding immediately prior to the time this amendment becomes effective and each authorized but unissued share shall be changed into Five shares of Common Stock, One Dollar ($1.00) par value per share. At the time this amendment becomes effective, $1.00 shall be transferred from capital surplus to stated capital with respect to each additional share issued in the stock split."